[Letterhead of Davis Polk & Wardwell LLP]

Francis S. Currie

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2002 tel 650 752 3602 fax frank.currie@davispolk.com

October 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Larry Spirgel, Assistant Director
Reid Hooper, Attorney-Adviser
Terry French, Accountant Branch Chief
Sharon Virga, Staff Accountant

Re:	Angie’s List, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-176503)
Filed September 29, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Angie’s List, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 7, 2011 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 (“Amendment No. 1”), filed September 29, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed August 25, 2011, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes four copies of Amendment No. 2 that have been marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the comments numbered 1 through 8, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 2, except as otherwise noted.

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2	October 18, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

1. We note your response to our comment 13 in our letter dated September 21, 2011. However, given that since 2008 service provider revenue has comprised a majority of your total revenue, and you expect service provider revenue to increase as a percentage of total revenue in the future, we believe investors will benefit from disclosure of the historical average contract term of your service providers. We note you provide the average contract term of 13.7 months as of June 30, 2011 for the general effect of exhibiting your ability to raise advertising rates with increased market penetration. In addition, we note that, historically, the average service provider contract terms have varied due to changes in your commission structure over time. Please explain your commission structure for the periods presented in your response and discuss how the structure specifically causes variations in the average term of service provider contract over each period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46. In addition, the Company respectfully advises the Staff that, upon further review, it has determined that it previously used inconsistent methods to calculate the average term of its service provider contracts in effect at the end of the periods presented in the consolidated financial statements. The Company has revised the disclosure on page 46 and elsewhere in the Registration Statement to include the average contract terms calculated on a consistent basis.

2. We note your responses to our comments eight, 14 and 20 in our letter dated September 21, 2011. Please explain whether you expect your marketing expenses to be “rapidly adjusted,” and if so, how and when you expect to adjust these costs. In addition, please explain how you plan to sustain your business model in the event your advertising spending is decreased. Include discussion of your plans for sustaining growth, replacing lost members and achieving profitability.

Response: The Company respectfully advises the Staff that it currently has no plans to rapidly adjust its marketing expense. However, if the cost of acquiring new paid memberships increases substantially or the return on the Company’s investment in paid membership acquisition decreases substantially, or if the Company determines it is in the best interests of the Company and its stockholders to optimize for liquidity and profitability at the expense of rapid growth, the Company can rapidly adjust its marketing expense by choosing to terminate early or not to renew its typically short-term national television, radio and print advertising contracts on their current terms.

The Company believes that it could replace lost members and potentially grow its paid membership base at a lower level of advertising spending. The vast majority of the Company’s advertising spending is related to the acquisition of new paid memberships rather than the maintenance of its existing paid membership base. In addition, the Company historically has experienced high membership renewal rates and “word of mouth” referrals from existing members. The Company believes that these factors, combined with effective purchasing of lower volumes of advertising, would enable the Company to replace lost members and potentially grow its paid membership base, albeit less rapidly, in the event its advertising spending is decreased. For example, in 2009, the Company reduced the rate of growth in its advertising spending and marketing expense as a percentage of its revenue while continuing to increase paid memberships.

3	October 18, 2011

As discussed on page 43 of the Registration Statement, over the long term, as the Company’s markets mature, the Company believes that its average revenue per market will increase, enabling the Company to achieve profitability. In addition, the Company believes that by substantially reducing its marketing expense it could achieve profitability in the short term, at the cost of more rapid growth. The Company notes that, in 2009, 2010 and the six months ended June 30, 2011, the Company’s marketing expense was greater than the amount of its net loss.

The Company has revised the disclosure on page 43 to clarify these points.

Market Cohort Analysis, page 43

3. We note your revised disclosure provided in response to our comment 16 in our letter dated September 21, 2011. Please disclose how and when you determine a market has reached the appropriate level of penetration in order to begin offering your segments on an unbundled basis. Clarify why you do not offer unbundled service listings in less penetrated markets.

Response: The Company respectfully advises the Staff that, in 2010, the Company began to offer unbundled service listings in 36 of its mature markets as an experiment to determine whether such offerings would be attractive to local consumers. While the Company has identified some benefits from this pricing model in these markets, it continues to evaluate the pricing strategy in terms of optimal timing for adoption in new markets. To date, the Company has not identified an absolute level of penetration at which it will begin to offer unbundled service listings in its markets. The Company does not offer unbundled service listings in less penetrated markets because it does not believe that the depth of member-generated content in such markets supports segmentation. The Company has revised the disclosure on page 44 to clarify this point.

Executive Compensation, page 86

Summary Compensation Table, page 95

4. We note your disclosure provided on page 91 and in response to our comment 31 in our letter dated September 21, 2011. We note the amounts you have characterized as nonequity incentive plan awards for Ms. Hicks Bowman and Mr. Holt were not determined using a formula tied to the achievement of specific levels of performance, and were determined rather by your Chief Executive Officer’s subjective view of the executives’ performance. Therefore, it appears that you should report these awards in your Summary Compensation Table as bonus awards. Amounts disclosed under the bonus column are awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response: In response to the Staff’s comment, the Company has revised the Summary Compensation Table on page 95 to include the bonuses paid to Ms. Hicks Bowman and Mr. Holt in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column, and therefore also has revised the “Grants of Plan-Based Awards” table to remove their corresponding target bonus amounts from the “Non-Equity Incentive Plan Compensation” column.

4	October 18, 2011

5. We note your disclosure provided on page 95 and in response to our comment 32 in our letter dated September 21, 2011. Specifically, we note you reported the $180,000 awarded to Mr. Oesterle in the form of a stock option for 9,911 shares granted in 2011, but awarded based on Mr. Oesterle’s performance in 2010, in the column titled “Non-Equity Incentive Plan Compensation.” Please tell us whether there was a right to stock payment embedded in the award. If so, then it appears the $180,000 award should be reported in the column titled “Option Awards.” Please advise or revise. For further guidance, see Question 119.22 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response: The Company respectfully advises the Staff that there was no right to stock settlement embedded in the terms of the long-term bonus program prior to the compensation committee’s grant of the stock options in early 2011. In particular, the Company was not obligated to issue equity (or cash) until the committee approved the stock options. Although the committee expected that the bonus, if earned, would be paid in the form of equity (consistent with its past practice), it had the discretion to determine whether to make any award and to decide the form of the award, and it decided in January 2011 to make the award in the form of stock options vesting over four years. Because this award was based on 2010 performance but there was no right of the executive to receive or choose any particular form of payment, the Company has reported this award in the “Non-Equity Incentive Plan Compensation” column for 2010, which the Company believes is consistent with Question 119.22 in the Staff’s Regulation S-K Compliance and Disclosure Interpretations.

Grants of Plan-Based Awards, page 96

6. Please tell us how you determined the $180,000 awarded to Mr. Oesterle in the form of stock options should be reported in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column of the table. Discuss whether the pre-established financial goals disclosed on page 93 were communicated to Mr. Oesterle at the beginning of the performance period.

Response: The Company respectfully advises the Staff that the pre-established financial goals disclosed on page 93 were communicated to Mr. Oesterle at the beginning of the 2010 performance period, and therefore the Company has treated this award as an “incentive plan” award. The Company was not obligated to issue equity (or cash) until the compensation committee approved the award. Although the committee expected that the bonus, if earned, would be paid in the form of equity (consistent with its past practice), it had the discretion to determine whether to make any award and to decide the form of the award. As noted on page 93, the committee assessed these pre-established financial goals in determining Mr. Oesterle’s long-term bonus, but did not use a specific formula to determine the payout and did not limit its consideration to these metrics. As described in the Company’s response to comment 5 above, because there was no right to stock settlement embedded in the terms of the long-term bonus program prior to the committee’s grant of the stock options in early 2011, the award is reported in “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” for 2010, consistent with Question 119.22 in the Staff’s Regulation S-K Compliance and Disclosure Interpretations, rather than as an Equity Incentive Plan Award. However, in response to the Staff’s comment, the Company has revised the disclosure on pages 96 and 97 to report $200,000 as the “possible” payout since that was the target amount for the program (and the program does not include thresholds or maximums), rather than the actual $180,000 payout reported in the Summary Compensation Table.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Data Acquisition Costs, page F-9

7. We note your response to comment 39 from our letter dated September 21, 2011. It is unclear why you believe the guidance in ASC 350-30-25-4 for the purchase of an intangible asset is applicable to the costs you incurred to accumulate information from several different sources. It appears that these are costs incurred to develop an intangible asset, which are generally expensed as incurred. Please provide a balanced discussion of all the accounting literature you considered, including the literature which does not support your accounting treatment for data acquisition costs. For example discuss the consideration given to whether these costs constitute start up costs described in ASC 720 that are expensed as incurred. Also discuss the consideration given to whether the costs incurred for existing markets should be expensed as the costs of maintain an existing intangible asset.

Response: The Company respectfully wishes to confirm the nature of the costs incurred and capitalized as data acquisition costs, which consist of purchased content in the form of surveys, maintained on the Company’s website. As discussed elsewhere in the description of the Company’s business, the Company operates a consumer-driven solution for its members to research, hire, rate and review local service professionals. Reviews of service professionals provide insights consumers cannot obtain on their own, which is the underlying reason members pay to join the Company’s service. To the extent possible, the Company utilizes the reviews provided by its current members, with no amounts capitalized related to these reviews. However in new markets, where such member reviews do not exist, or in existing markets, where member reviews within a given geography or service category, or both, may be limited, the Company purchases consumer reviews regarding service providers and capitalizes these as data acquisition costs. Data acquisition costs consist only of external costs. Data acquisition costs as of December 31, 2008, 2009, and 2010, and June 30, 2011, were approximately $1.0 million, $0.9 million, $1.1 million and $1.2 million, respectively. Amounts capitalized for data acquisition costs during the years ended December 31, 2008, 2009, and 2010, and the six months ended June 30, 2011 were approximately $0.6 million, $0.6 million, $0.8 million and $0.4 million, while amortization of data acquisition costs was approximately $1.1 million, $0.7 million, $0.6 million and $0.4 million, respectively.

As the Company makes more reviews available to its members, the breadth and depth of content offered to members increases, attracting more members and increasing associated membership revenues. This also enhances the value of the Company’s service to reputable local service providers, increasing the number of participating service provider advertisers and related service provider revenues.

ASC 350-30-25-4 states that “[i]ntangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises… Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets. Thus, those assets shall be recognized as intangible assets.” As discussed below, the Company believes the data acquisition costs meet the recognition criteria of an asset and are part of a transaction that is conducted at arm’s length, providing measurable and sufficiently reliable evidence of the existence and fair value of the

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asset, and thus believes the recognition of the data acquisition costs as an intangible asset in accordance with ASC 350-30-25-4 is appropriate.

The Company believes the data acquisition costs, which consist of purchased content in the form of surveys, maintained on the Company’s website, represent an asset as defined in Statement of Financial Accounting Concepts No. 6 Elements of Financial Statements (CON 6). CON 6 defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events… with three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” The Company believes the acquired data meets each of the three defined characteristics of an asset as the Company (a) generates future cash inflows from the data acquisition costs via new membership revenues and related new service provider revenues, (b) obtains the benefit directly from the third-party firm and controls the sole legal and economic rights to the data with no ongoing maintenance required by the third-party firm, and (c) has completed the transaction to obtain the control of the benefit. The Company also believes data acquisition costs meet the remaining recognition criteria of Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (CON 5) because the information is relevant to the user, as service provider reviews are a key economic resource that drives the creation of future probable economic benefits, the costs have an attribute that is measurable with sufficient reliability and its presentation as an intangible asset is representationally faithful, verifiable and free of bias.

In addition, the Company understands that other registrants have accounting policies which capitalize similar costs (purchased content) as intangible assets, including certain identifiable internal costs which the Company does not capitalize.

In forming its analysis, the Company did conclude that if these costs were internal, they would be expensed as incurred in accordance with ASC 350-30-25-3. In its evaluation of data acquisition costs, the Company did consider whether these costs constitute start up costs described and broadly defined in ASC 720. However, in accordance with ASC 720-15-15-4, “[c]ertain costs that may be incurred in conjunction with start-up activities are outside the scope of this Subtopic. Such costs should be accounted for in accordance with other existing authoritative accounting literature.” The costs that are considered outside of the scope of ASC 720 include the costs of acquiring intangible assets. As noted above, the Company believes the data acquisition costs constitute an acquired intangible asset in accordance with ASC 350-30-25-4 and thus would be excluded from the expense treatment required by ASC 720 for other start up costs.

In its evaluation of data acquisition costs, the Company also considered if these costs constitute maintenance of an existing asset. However, the Company does not believe the data acquisition costs constitute the maintenance of an existing intangible asset, as the data acquired is an identifiable asset separate from the existing data maintained by the Company.

Based on the aforementioned, the Company believes accounting for its data acquisition costs as intangible assets is appropriate.

8. We note your response to comment 40 from our letter dated September 21, 2011 and your expanded disclosure of data acquisition costs at page 64. As previously requested, please discuss the significant estimates and assumptions involved in your assessment.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

The Company acknowledges the following and will also include acknowledgment of the following in any request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it will provide the Staff ample time to review any amendment prior to the requested effective date of the Registration Statement.

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8	October 18, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2002 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Francis S. Currie
Francis S. Currie, Esq.

Enclosures

cc:	Mr. William S. Oesterle, Angie’s List, Inc.

Mr. Robert R. Millard, Angie’s List, Inc.

Mr. Martin A. Wellington, Esq., Davis Polk & Wardwell LLP

Mr. Christopher Kaufman, Esq., Latham & Watkins LLP

Mr. Tad Freese, Esq., Latham & Watkins LLP